SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Natural gas liquefaction project in the Pre-Salt

Rio de Janeiro, November 17 2009 – Petróleo Brasileiro S/A – Petrobras announces it formalized with the BG Group, today, the incorporation of a joint venture to develop the FEED (Front End Engineering and Design) aiming to build an onboard natural gas liquefaction unit (ONGU). The plant is expected to operate in the Santos Basin's Pre-Salt Complex, located 300 km off the coast. The ONGU unit is one of the technological transportation solutions that can be used to transport the natural gas produced in the pre-salt layers.

Natural gas is traditionally liquefied in onshore units. Because of the distance between the coast and the areas where the Santos Basin's Pre-Salt Complex blocks are located, Petrobras decided to assess the possibility of installing an ONGU unit to transport natural gas production from these areas. In 2011, based on the technical and economic feasibility analysis of the FEEDs and of other alternative solutions, such as installing submarine gas pipelines, a decision will be made regarding the best option to transport the gas from the Santos Basin's Pre-Salt Complex.

Installed near the FPSOs, the ONGU plant will receive the associated gas and process and liquefy natural gas, butane, propane, and condensate. The unit's processing capacity will be up to 14 million cubic meters per day of associated gas. The ONGU will also store and transfer processed products to gas carrier vessels, which, in turn, will then transport it to the consumer market.

In the case of LNG, the product will be delivered to regasification terminals, where the natural gas is transformed from the liquid to the gaseous state and, finally, injected into the gas pipeline network. In Brazil, Petrobras' LNG regasification terminals are installed in Pecém (state of Ceará) and in the Guanabara Bay (state of Rio de Janeiro).

Strategic for Petrobras and for the BG Group, the project will allow Santos Basin's Pre-Salt Complex gas reserves to be monetized, ensuring flexibility to supply the internal market and the possibility of exporting the product in the spot market during periods of low demand from Brazilin thermoelectric capacity.

Today's decision of incorporating a joint venture blends the two companies' internationally renowned expertise: Petrobras in deepwater oil and natural gas exploration and production; and BG Group in producing and trading liquefied natural gas (LNG).

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.